Exhibit 99.1

Yingli Green Energy Announces Results of 2012 Annual General Meeting

BAODING, China, November 19, 2013 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the largest vertically integrated photovoltaic (“PV”) module manufacturer in the world, known as “Yingli Solar”, today announced that all shareholder resolutions proposed at the Company’s 2012 annual general meeting held on November 8, 2013 were duly passed.

The shareholders passed the following resolutions by the Company:

1.                  Re-election of Mr. Zongwei Li and Mr. Junmin Liu as directors of the Company; and

2.                  Ratification and appointment of KPMG as the Company’s independent auditor.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest photovoltaic module manufacturer in terms of production capacity and shipments. With 2,450 MW of vertically-integrated annual nameplate production capacity, Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 7,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yinglisolar.com